19010469

SEC

Washington, D.C. 20549

SEC Mail Processing Section
MAY 13 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Mac Arthur Blvd., Suite 800
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Holden 949-442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andy Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State - CA
County - Orange

Signature

President

Title

Notary Public   5-2-2019

AMANDA H. WETHERINGTON
COMM. #2166944
Notary Public - California
Orange County
My Comm. Expires Oct. 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of CPS Financial & Insurance Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on CPS Financial & Insurance Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CPS Financial & Insurance Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CPS Financial & Insurance Services, Inc.'s auditor since 2016.

Tarzana, California

May 6, 2019

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2019

Assets

Cash and Cash Equivalents	
Checking	$139,747
Money Markets	13,376
Total Cash and Cash Equivalents	153,123
Securities at Market Value	398,895
Commissions Receivable	377
Prepaid expense	2,925
Total Assets	$555,320

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$1,100
Accrued Liabilities	3,630
Total Liabilities	4,730
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	543,590
Total Shareholder's Equity	550,590
Total Liabilities and Shareholder's Equity	$555,320

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income
For the Year Ended March 31, 2019

Revenues	
Commissions	$375,642
Interest	25
Dividend	6,228
Mark to market - securities	46,557
Total Revenues	$428,452
Expenses	
Commission expense	$236,310
FINRA fees	5,424
Licenses	2,747
Professional services	97,250
Overhead	12,000
Miscellaneous	3,328
Total Operating Expenses	357,059
Income before Tax Provision	71,393
Income Tax Provision	800
Net Income	$70,593

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2019

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2018	6,000	$6,000	$1,000	$472,997	$479,997
Net Income				70,593	70,593
Balance, March 31, 2019	6,000	$6,000	$1,000	$543,590	$550,590

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2019

Net Income	$70,593
Securities at market value	(46,557)
Cash Flows from Operating Activities:	
Changes in operating assets and liabilities:	
Commissions Receivable	8,050
Prepaid expenses	(1,531)
Investment	12,765
Accounts payable and Accrue Liabilities	(608)
Net cash provided by operating activities	18,676
Net increase in cash	42,712
Cash and cash equivalents at beginning of year	110,411
Cash and cash equivalents at end of year	$153,123
SUPPLEMENTAL INFORMATION	
Cash paid for income taxes:	
Federal tax	$0
State tax	800
Cash paid for interest	$0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2019

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - ASC 606 Revenue Recognition
Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below.

Note 2 – ASC 606 Revenue Recognition (continued)
Other revenue

Revenue from sale of Insurance Based Products includes revenue from any variable annuity or variable life product that contains an insurance and security component.

Net Gains or Losses on Principal Trades includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

D. Changes in accounting policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of April 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at April 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 – Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2019.

Fair Value Measurements on a Recurring Basis
As of March 31, 2019

	Level 1	Level 2	Level 3
Securities at Market Value	$398,895	$ 0	$ 0
Total	$398,895	$ 0	$ 0

Note 4 – Related Party

The Company paid overhead (rent, utilities, supplies and telephone) to a company with a related party. For year ended March 31, 2019, the Company paid $12,111.22 for these expenses.

Note 5 – Investment

The Company had invested in a private company. The private company bought their shares back November 19, 2018, at book value. There was no gain or loss recognized.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2019, the Company had net capital of $148,502 which was $143,502 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $4,730 to net capital was 3.19%.

Note 7 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. At March 31, 2019 there exists a federal and state of California net operating loss carryforward of $69,000 and $111,000 respectively which is set to expire March 31, 2033. Income tax expense for fiscal year ending March 31, 2019 is $800.

Note 8 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2019 through May 6, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2019

Computation of Net Capital	
Total ownership equity from statement of financial condition	$550,590
Nonallowable assets - schedule attached	(401,820)
Less: Haircuts	(268)
Net Capital	$148,502
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$315
Minimum dollar net capital required	$5,000
Net Capital required (greater of above amounts)	$5,000
Excess Capital	$143,502
Computation of Aggregate Indebtedness	
Total Liabilities	$4,730
Percentage of aggregate indebtedness to net capital	3.19%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$148,502
Audit adjustment - other	0
Audited Net Capital	$148,502

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2019

Non –Allowable Assets	
Prepaid expenses	2,925
Securities @ Market Value	398,895
	401,820

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2019

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2019

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

Assertions Regarding Exemption Provisions

We, as directors of management of CPS Financial & Insurance Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2018 through March 31, 2019.

CPS Financial & Insurance Services, Inc.

By:____________________________

Andy Holden, President
May 6, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) CPS Financial & Insurance Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which CPS Financial & Insurance Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) CPS Financial & Insurance Services, Inc., stated that CPS Financial & Insurance Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception CPS Financial & Insurance Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CPS Financial & Insurance Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 6, 2019